Exhibit 99.1

HYDRO ONE INC.

DECLARATION OF THE SOLE SHAREHOLDER — RETURN OF AUTHORITY TO

HYDRO ONE INC. BOARD OF DIRECTORS

WHEREAS HER MAJESTY THE QUEEN IN RIGHT OF ONTARIO AS REPRESENTED BY THE MINISTER OF ENERGY (the “Shareholder”), as the registered and beneficial owner of all the issued and outstanding shares of Hydro One Inc. (the “Corporation”), makes the following declaration pursuant to subsection 108(3) of the Business Corporations Act (Ontario) (the “Act”) intending the same to be deemed to be a Unanimous Shareholder Agreement within the meaning of the Act.

AND WHEREAS it is desirable that all authority relating to the Corporation’s board of directors (the “Directors”) previously reserved to the Shareholder pursuant to the Act be returned to the Directors.

NOW THEREFORE it is hereby declared that:

1.	As of the date hereof (the “Effective Date”), all unanimous shareholder agreements, shareholder resolutions and shareholder declarations made pursuant to section 108 of the Act that continue to restrict, in whole or in part, the powers of the directors of the Corporation to manage or supervise the management of the business and affairs of the Corporation (the “Revoked Agreements”) are hereby revoked and no longer apply to the Corporation or the Directors.

2.	This Declaration shall not affect any action, step, resolution or by-law duly taken, made, passed or consented to pursuant to the Revoked Agreements prior to the Effective Date.

3.	This Declaration may be executed and delivered by means of facsimile or portable document format (PDF), which when so executed and delivered shall be an original.

IN WITNESS WHEREOF the Shareholder has duly executed this Declaration as October 31st, 2015

HER MAJESTY THE QUEEN IN RIGHT OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:	/s/ Bob Chiarelli
Bob Chiarelli
Minister of Energy